UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	SCHEDULE 13G

	Under the Securities Exchange Act of 1934

	Benchmark Electronics, Inc.
	(Amendment No. 1)*

	Common

	08160H10

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO.  08160H10 13G

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

SunTrust Banks, Inc. as Parent Holding Company for: SunTrust
Banks of Tennessee, Inc.; SunTrust Equitable Securities
Corporation as Parent Company for Equitable Asset Management
and in various fiduciary capacities.  58-1575035
---------------------------------------------------------------2.
	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(A)______
(B)______
-------------------------------------------------------------------
3.	SEC USE ONLY
-------------------------------------------------------------------
4.	CITIZENSHIP OR PLACE OR ORGANIZATION

Georgia
-------------------------------------------------------------------
NUMBER OF		5.	SOLE VOTING POWER

SHARES			196,855
---------------------------------------------------
BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY			-0-
---------------------------------------------------
EACH			7.	SOLE DISPOSITIVE POWER

REPORTING			196,855
---------------------------------------------------
PERSON		8.	SHARED DISPOSITIVE POWER

WITH				-0-
-------------------------------------------------------------------
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

196,855
-------------------------------------------------------------------
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*
-------------------------------------------------------------------
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

1.21%
-------------------------------------------------------------------
12.	TYPE OF REPORTING PERSON*

HC, BK and IA




	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	SCHEDULE 13G
	UNDER THE SECURITIES EXCHANGE ACT OF 1934


Item 1(a) Name of Issuer:
------------------------
Benchmark Electronics, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:
---------------------------------------------------------
3000 Technology Drive
Angleton, Texas  77515

Item 2(a) Name of Person Filing:
-------------------------------
SunTrust Banks, Inc. as Parent Holding Company for: SunTrust Banks of Tennessee, Inc.; SunTrust Equitable Securities Corporation as
Parent Company for Equitable Asset Management and in various fiduciary capacities.

Item 2)b) Address of Principal Business Office(s):
-------------------------------------------------
303 Peachtree Street, Suite 1500
Atlanta, Georgia  30308

Item 2(c) Citizenship:
---------------------
SunTrust Banks, Inc. is a Georgia corporation; SunTrust Banks of Tennessee, Inc. is a Tennessee corporation; SunTrust Equitable Securities Corporation is a Tennessee corporation and registered investment adviser; Equitable Asset Management is a registered investment adviser and a Tennessee corporation.

Item 2(d) Title of Class of Securities:
--------------------------------------
Common Stock

Item 2(e) CUSIP Number:
----------------------
08160H10

Item 3 Type of Person:
---------------------
(b)	Bank as defined in section 3(a)(6) of the Act.
(e)	Investment Adviser registered under section 203 of the
Investment Advisers Act of 1940.
(g)	Parent Holding company, in accordance with para. 240,13d-
1(1)(ii))H).

Item 4 Ownership:
----------------
Amount beneficially owned:	196,855

(b)	Percent of Class:	1.21%

(c)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	196,855

(ii)	Shared power to vote or to direct the vote:	-0-

(iii)Sole power to dispose or to direct the
disposition of:						196,855

(iv)	Shared power to dispose or to direct the
disposition of:						-0-


Item 5 Ownership of Five Percent of Less of Class:
-------------------------------------------------
X

Item 6 Ownership of More than 5 Percent of Behalf of Another
Person:
-------------------------------------------------------------------
Not Applicable

Item 7 Identification and Classification of the Subsidiary which acquired the security being reported on by the Parent Holding
Company:
-------------------------------------------------------------------
Not Applicable

Item 8 Identification and Classification of Members of the Group:
----------------------------------------------------------------
Not Applicable

Item 9 Notice of Dissolution of Group:
-------------------------------------
Not Applicable

Item 10 Certification:
---------------------
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose of effect.

Signature:
---------
After reasonable inquiry an to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:
-----
February 10, 2000

SunTrust Banks, Inc.

By	/s/ Cynthia S. Walker
Assistant Vice President
STI Trust and Investment Operations, Inc. as agent for
SunTrust Banks, Inc.


	EXHIBIT C


     				Sole		Shared	Sole		    Shared
      			Voting	Voting	Power to	   Power to
Name of Person Filing	     	    Power	    Power	   Dispose	       Dispose
----------------------------------------------------------------
SunTrust Banks of
Tennessee, Inc.
as Parent Holding Company for:
-------------------------------
SunTrust Bank, Nashville, N.A.	650	-0-	650	-0-
And in Various Fiduciary Capacities
201 4th Avenue North
Nashville, Tennessee  37244

SunTrust Banks, Inc.
--------------------
SunTrust Equitable Securities
Corporation as Parent Company for:
---------------------------------
Equitable Asset Management	196,205	-0-	196,205	-0-
Atlanta Plaza One
950 East Paces Ferry Road NE
Atlanta, Georgia  30326


Shares Beneficially Owned	196,855


SunTrust Banks, Inc.
303 Peachtree Street, Suite 1500
Atlanta, Georgia  30308

February 10, 2000

Ladies and Gentlemen:

There is hereby transmitted for filing pursuant to Section 13(g) of the Securities and Exchange Act of 1934 and Rule 13G thereunder a Schedule 13G relating to beneficial ownership of less than 5% by SunTrust Banks, Inc. and its subsidiaries of shares of Benchmark Electronics, Inc. Common stock.

Please call the undersigned at (404) 581-1475 if you have any questions.

Sincerely,


/s/ Cynthia S. Walker
---------------------
Cynthia S. Walker
Assistant Vice President
STI Trust & Investment Operations, Inc. as agent for SunTrust Banks, Inc.

cc:	Benchmark Electronics, Inc.
New York Stock Exchange


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